February 13, 2025

Ezra T. Ernst
President and Chief Executive Officer
XWELL, Inc.
254 West 31st Street, 11th Floor
New York, NY 10001

        Re: XWELL, Inc.
            Registration Statement on Form S-3
            Filed February 7, 2023
            File No. 333-284768
Dear Ezra T. Ernst:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Cara Wirth at 202-551-7127 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services
cc:   Alla Digilova